November 8, 2004


Via U.S. Mail and Fax (801) 575-5006

Randall A. Mackey, Esq.
Mackey Price Thompson & Ostler
350 American Plaza II
57 West 200 South
Salt Lake City, UT 84101-3663

Re:  	Southern Security Life Insurance Company
      Schedule 13E-3
	File No. 5-08486
	Filed September 28, 2004

	Revise preliminary proxy statement
      File No. 2-35669
      Filed October 1, 2004

Dear Mr. Mackey:

      We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Schedule 13E-3

2. All of the disclosure required by Schedule 13E-3 must appear in the proxy statement that you deliver to shareholders unless an item(other than Items 7, 8, or 9) is inapplicable or the answer is in the negative. Refer to Rule 13e-3(e)(1) and Instruction 1 thereto. Likewise, the Schedule 13E-3 should incorporate by reference the disclosure contained in the Schedule 14A. See General Instruction
G to Schedule 13E-3. In this way, all of the relevant information about these transactions appears in one place and is presented in the most cogent manner possible. Please revise to include the disclosure that you present in the Schedule 13E-3 in an appropriate section of the proxy statement. The comments below refer to the disclosure where it now appears in the Schedule 13E-3, but we anticipate that the revisions will be made in the proxy statement in accordance with this comment.

3. Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish all of the required disclosures. In this regard, tell us what consideration you have given to including the officers and directors of Southern Security Life Insurance as filing persons. See Section II.D.3 of the Division of Corporation Finance`s "Current Issues and Rule making Projects" outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.

4. See our last comment. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Q&A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). You should also be sure that your revised disclosure addresses each of our comments as to any new filers.

5. As you may be aware, Rule 13e-3(a)(3) defines a going private transaction as "any transaction or series of transactions...which has either a reasonable likelihood or purpose of producing" the effects specified in paragraph (a)(3)(ii) of the Rule. A going private transaction may take place in multiple steps. Explain supplementally why the January 29, 2003 acquisition of Southern Security`s stock by Security National Life Insurance Company should not be considered the first step in this going private transaction. See Q&A No. 4 in Exchange Act Release 34-17719 (April 13, 1981). We may have further comment after reading your response.

6. We do not see a Schedule 13D filing or a Schedule 14f-1 filing for the corporate events that took place in December 1998. Please advise.

7. We do not see an amended Schedule 13D filing on January 29, 2003 when the filing person made additional stock purchases, or on August 25, 2004 when the Reorganization Agreement was signed. Please advise us as to the reasons no filings were made, or file the amended
Schedule 13D promptly.

Our Position as to the Fairness of the Merger, page 4

8. Revise the disclosure to state whether the determination of the board of directors as to the fairness of the transaction was unanimous.

9. We note that this disclosure pertains to the board of Southern
Security Life Insurance. Revise to state whether the other filing persons concur in the determinations and the reasons that you describe.

Opinion of Houlihan Valuation Advisors, page 4

10. Here and throughout your proxy statement, please clarify what you mean by "minority stockholders." The rules require that the filing persons state whether they believe that the transaction is fair to the unaffiliated stockholders. Please revise. Also ensure that your definition of "unaffiliated stockholders" on page 1 of the proxy statement does not include the company`s officers and directors.

11. We note that you have filed an executive summary of Houlihan
Valuation Advisors` opinion. Please file the full opinion with your amended document. See Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Subject Company Information, page 6

12. Revise the Summary section and the body of the document to highlight the fact that the transaction price is substantially below the yearly high trading price in each of 2002, 2003 and 2004. In addition, please revise your reference to a "premium" under Item 4(a)(iii) given the discount that the merger consideration represents as compared to recent and historical market prices.

Identity and Background of the Filing Person, page 7

13. Revise this section to clarify the disclosure with respect to each of the natural persons associated with each entity involved in the transaction, and to include all of the disclosure required by
Item 1003 of Regulation M-A and General Instruction C to Schedule 13E-3. Note that you should provide all of the information called for by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 for each executive officer and director or other person ultimately in control of a filing person pursuant to General Instruction C to Schedule 13E-3.

Terms of the Transaction, page 10

14. Expand your disclosure concerning the circumstances in which Security National may terminate the transaction.

Past Contacts, Transactions, Negotiations and Agreements, page 11

15. Expand the disclosure in this section to describe the impact of the transaction on the coinsurance and reinsurance agreements you describe. Quantify your response as much as possible.

16. Your response to Item 5(c) should include all of the negotiations involved in the 1998, 2003 and 2004 transactions, as well as the discussions connected with the reinsurance agreements. Please revise.

Items 7,8 and 9 pages 12-13

17. Our comments with respect to this item requirement are included in our comments concerning the Schedule 14A. You should revise the Schedule 14A and include the revisions in your Schedule 13E-3 by incorporating by reference.

Schedule 14A

18. Revise the description of the transaction to include the number of shares that will be cashed out and the aggregate dollar amount of the transaction.

19. Furnish the information required by Part C of Form S-4 and paragraphs (b)(8)-(b)(11) of Item 14 of Schedule 14A with respect to Southern Security Life Insurance Company. See Instruction 2(b)(ii)to Item 14 of Schedule 14A. To the extent that you are incorporating this information by reference to your Form 10-K, you must specifically identify each matter incorporated by reference. See Instruction 3 to Item 13 of Schedule 13E-3. Also endure that you revise to comply with all applicable requirements of Schedule 14A regarding incorporation by reference. For instance, Note D.1 to
Schedule 14A requires a statement on the last page of the proxy statement as to which documents or portions of documents are incorporated by reference.

20. It is not clear to us why Proposals 1 and 3 are included in your solicitation. Did you mean to condition those proposals on the failure of Proposal 2? Please advise why you are holding an annual meeting at this time.

21. Tell us when you intend to send broker search cards. Confirm your understanding that, pursuant to Rule 14a-13, the cards must be sent at least 20 business days prior to the record date.

22. Disclose how abstentions and broker non-votes are counted for purposes of the proposals relating to the election of directors and ratification of the auditor.

23. Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary. Refer to Rule 13e-3(e)(1)(ii).

24. Revise the cover page to prominently disclose that the acquirer and it affiliates own approximately 76.7% of the company`s outstanding common shares, thus assuring approval of the merger proposal.

Summary Term Sheet, page 1

25. The Summary Term Sheet must include all of the information that shareholders need to understand the essential features and significance of the proposed transaction. See Item 1001 of Regulation M-A. Revise your Summary to include a brief description of the structure of the transaction, the parties, the reasons for entering into the transaction, the price, whether there was any negotiation of the price and whether the board considered any alternatives to the transaction. Explain in the summary section that there was no independent committee to consider the transaction, no majority vote of the unaffiliated shareholders is required to approve it, and there was no market check to determine the value of the company. Avoid disclosure that is conclusory or repetitive of disclosure elsewhere in the document.

26. Highlight in the Summary that this is a taxable transaction.
27. Your description of Houlihan Valuation Advisors should highlight the fact that the board retained Houlihan to value the company and opine as to the fairness of the transaction. Amend your disclosure to address the inherent conflict of interest that arose when Houlihan assumed these dual roles.

28. Amend your discussion of the position of Security National
Financial Corporation and its affiliates with respect to the fairness of the transaction to specifically state what information they considered in connection with the proposed merger. The statement that "Their belief is based upon their knowledge and analysis of available information regarding the Company" does not offer shareholders any useful information.

29. Highlight in the Summary the effect of the Administrative
Services Agreement and the two coinsurance agreements on the financial condition of both Southern Security Life and Security
National.

30. Explain in the Summary section that none of the officers and directors are paid by Southern Security Life, and disclose what payments are made to each individual affiliate by Security
National and its affiliates.

Certain Questions and Answers About the Merger, page 5

31. It is not clear why you need both a Summary section and a Question and Answer section. Consider eliminating the Question and Answer section and combining these two sections of your document to make the disclosure easier to read.

Participants, page 8

32. Revise your disclosure to include the information required by
Item 5 of Schedule 14A for each of the entities and individuals involved in the transaction. Break the disclosure down by entity, so that it is clear what persons assume the roles of director and officer for each of the covered entities.

Cautionary Statement Concerning Forward Looking Information, page 8

33. We note your reference to the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with a going private transaction. See Section 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your
Schedule 14A to clearly acknowledge this, and do not refer to the Private Securities Litigation Reform Act of 1995 in future communications relating to this transaction.

Special Factors, page 9

34. Expand your discussion of the background of the transaction to describe all meetings, negotiations, contacts, etc., among the filing persons, the board and management. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. The revised disclosure should include the following, which is not intended to be an exhaustive list:

* the material events involving the affiliates leading up to the merger, beginning with the 1998 stock acquisition;
* who first proposed the possibility of going private and when this occurred;
* the relationship between Southern National Life Insurance and the company`s board and management;
* how the offer price was selected, including the role of the fairness advisor in determining the price; and
* what specific issues, if any, that were addressed by Southern National with Houlihan during its presentation.

Purposes, Alternatives, Reasons and Effects

35. The factors supporting the merger must be explained in enough detail for investors to understand them. Revise your disclosure to address all of the requirements of Item 1013 of Regulation M-A, including:

* the fact that the board and the affiliates did not consider any alternatives to the transaction;
* the reasons for entering into the transaction, and the reasons for entering into it now, both from the standpoint of the company and the affiliates;
* the effects of the transaction, on the company, the affiliates and the unaffiliated shareholders, including both the benefits and the detriments of the transaction to each person or entity;
* quantified disclosure with respect to the effects of the transaction, such as the estimated amount of expenses you expect to save as a result of terminating registration; and
* the effects of the transaction on each affiliate`s interest in the net book value and net earnings of Southern Security Life Insurance, both in terms of dollar amount and percentages.

Again, this is not intended to be an exhaustive list.  Consider
Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure, and keep in mind that the effect of the transaction is not the same as the purpose.

Fairness of the Going Private Transaction

36. Your document must include a detailed description of the Reasons why each of the filing persons believes that the transaction is fair, and the basis for that belief, as required by Item 1014 of Regulation M-A. Please use the following six comments as a guide in drafting your response.

37. Each filing person, including the boards of each of the entities and the individual filers, must make a determination as to the substantive and procedural fairness of the transactions to the unaffiliated stockholders. See Item 1014 of Regulation M-A.
Please ensure that each time you address the fairness of the transaction, you clarify that the determination is being made as to the unaffiliated stockholders. See Q&A No. 19 in Exchange Act Release
No. 34-17719 (April 13, 1981).

38. Once you clearly state the board and each filing person`s position with respect to the fairness of the transaction, also revise to disclose the basis for that position. If the board or any of the filing persons based their conclusions on the analysis of Houlihan Valuation Advisors, the individual or entity must specifically adopt that analysis in the disclosure.

39. Instruction (3) to Item 1014 of Regulation M-A provides that "conclusory statements...will not be sufficient disclosure for
Item 1014(b)." The discussion of factors considered in determining the fairness of the proposed transaction should therefore address each of the factors set forth in general instruction (2) to Item 1014 of Regulation M-A. Expand your discussion to explain how the board and the other filing persons considered each factor, and to state specifically how they determined the transaction to be fair. If the board or any filing person`s conclusion was that one or more of the factors were not material, please disclose the bases for such conclusions. See Q&A No. 21 in Exchange Act Release No. 17719
(April 13, 1981).

For example, discuss what consideration the filing persons gave to prior purchases as required by Instruction 2(vi) to Item 1014 of Regulation M-A. In this regard, we note that the earlier acquisition of shares was at the merger price, with no control premium. Please revise. As another example, address how the filing persons reached a fairness determination given that the merger consideration is set at a discount to recent and historical market prices pursuant to Instruction 2(i) and (ii) to Item 1014 of Regulation M-A.

40. Your discussion of the factors considered by the filing
Persons should include two lists. Clearly identify one list of factors favoring the merger transaction and one list of factors not supporting the transaction, if any.

41. In your disclosure regarding fairness determinations made by filing persons, state whether each filing person has determined that the proposed transaction is procedurally fair despite the absence of the safeguards identified in Item 1014(c) of Regulation M-A, the approval of the unaffiliated security holders (particularly while considering that approval of the transaction is assured by Security National and its affiliates), and Item 1014(d) of Regulation M-A, the appointment of an unaffiliated representative to negotiate on behalf of the unaffiliated security holders.

Reports, Opinions, Appraisals and Negotiations

42. Discuss the fairness advisor to the transaction, and the analyses they performed, in a separate section. In that section, address all of the requirements of Item 1015 of Regulation M-A with respect to Houlihan Valuation Advisors, including:

* whether the advisor recommended the amount of consideration to be paid in the going private transaction pursuant to Item 1015(b)(5) of Regulation M-A;
* a more detailed summary of the analyses the advisor performed for both the valuation report and the fairness opinion, including the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values that it calculated for each analysis and any assumptions that it made;
* any instructions given to or any limitations imposed on the advisor in accordance with Item 1015(b)(6); and
* the statement regarding the availability of documents as required by Item 1015(c) of Regulation M-A.

43. Please supplementally send us a copy of the board books and any other materials prepared by Houlihan Valuation Advisors to assist Southern National, the board and the affiliates in evaluating the merger. All written materials that Houlihan prepared and distributed to the board, Southern National or other filing persons should be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Also provide a detailed summary of all of the reports that Houlihan made to the board and to Southern National, both oral and written, in connection with the transaction.

44. We note the reference to certain financial forecasts on page 2 of the Executive Summary of the Fairness Opinion filed as Appendix B. Disclose all of the financial forecasts that management provided to Houlihan Valuation Advisors or any projections that the advisor developed. In addition, disclose and quantify the material assumptions underlying the forecasts.

45. Disclose the amount of the fee paid to Houlihan Valuation
Advisors, including any amount that is contingent on the closing of the transaction. Refer to Item 1015(b)(4) of Regulation M-A.

46. In your discussion of Houlihan Valuation Advisors in the
Schedule 13E-3, you write that they opined that the transaction was fair "assuming that the transaction is consummated as proposed at a common share price of $3.84 per share, and that the minority stockholders are receiving adequate consideration in the transaction in exchange for the sale of their common stock." (Emphasis added). Houlihan is not entitled to assume its conclusion in determining whether the transaction is fair. Please revise.

Election of Directors, page 10

47. Revise to address all of the disclosure requirements of Item 7 of Schedule 14A, including the following:

* the basis for the board`s apparent view that it is appropriate not to have a nominating committee and the identity of those directors who participate in the consideration of director nominees (Item
7(d)(2)); and
* information relating to security holder communications (Item
7(h)).

U.S. Federal Income Tax Consequences, page 19

48. Please include a thorough discussion of the federal tax consequences of the Rule 13e-3 transaction on the company and each filing party. See Item 1013(d) of Regulation M-A.

Form of Proxy Card

49. Revise proposals 2 through 4 to include boxes whereby shareholders can indicate their abstention as required by Rule
14a-4(b)(1).

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact me at (202) 942-1762 with any questions.

      							Sincerely,



								Julia E. Griffith
								Special Counsel
								Office of Mergers and
								Acquisitions